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During the year ended December 31, 1995, the Fund changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 1995, amounts have been reclassified to reflect an increase in undistributed net investment income of $1,068,363. Accumulated net realized loss on investments was decreased by the same amount.